Mail Stop 3561



							February 3, 2006



Joel D. Liffman, President and Chief Operating Officer
Oracle Healthcare Acquisition Corp.
200 Greenwich Avenue
Third Floor
Greenwich, CT 06830

		RE:	Oracle Healthcare Acquisition Corp.
			Registration Statement on Form S-1/A
			File No. 333-128748
			Date Filed: January 18, 2006

Dear Mr. Liffman:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General
1. Article 5 of Oracle`s Amended and Restated Certificate of Incorporation contains a provision that does not allow for the business combination procedures, set forth in paragraphs (a) through
(g) of Article 5, to be amended between the time of the IPO and the consummation of a business combination. Please provide us with a legal analysis as to whether or not an amendment to the provisions would be valid under applicable state law.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Blaise Rhodes at (202) 551- 3774 if you have questions regarding the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at
(202) 551-3397, or Mike Karney, who supervised the review of your filing, at (202) 551-3847.

      Sincerely,



John Reynolds
Assistant Director

cc: 	William Gump, Esq. (by facsimile)
      	212-728-8111





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Joel D. Liffman
Oracle Healthcare Acquisition Corp.
February 3, 2006
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